SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 1)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

NCI, INC.

(Name of Subject Company)

NCI, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.019 par value per share	Class B Common Stock, $0.019 par value per share
(Title or Class of Securities)	(Title or Class of Securities)

62886K104	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Michele R. Cappello

General Counsel and Corporate Secretary

NCI, Inc.

11730 Plaza America Drive

Reston, VA 20190-4764

(703) 707-6900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Deyan Spiridonov, Esq.

Paul Hastings LLP

4747 Executive Drive, Twelfth Floor

San Diego, California 92121

(858) 458-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 17, 2017 with the Securities and Exchange Commission by NCI, Inc., a Delaware corporation (“NCI” or the “Company”), relating to the tender offer made by Cloud Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Cloud Intermediate Holdings, LLC, a Delaware limited liability company, to acquire all of the outstanding shares of NCI’s Class A common stock, par value $0.019 per share, and NCI’s Class B common stock, par value $0.019 per share, at a price of $20.00 per share, without interest, and subject to deduction for any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated July 17, 2017, and the related Letter of Transmittal.

This Amendment is being filed to reflect certain updates as set forth below. Except as otherwise indicated, the information set forth in the original Schedule 14D-9, which is incorporated herein by reference, remains unchanged. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information

Item 8 is hereby amended and supplemented as follows:

Legal Proceedings

On July 19, 2017, a purported stockholder of NCI filed a “Class Action Complaint” in the United States District Court for the Eastern District of Virginia, docketed as Elliot Schwartz v. NCI, Inc., Charles K. Narang, Paul A. Dillahay, James P. Allen, Paul V. Lombardi, Cindy E. Moran, Austin J. Yerks and Daniel R. Young, Case No. 1:17-CV-00816-LO-TCB (the “Schwartz Complaint”) against NCI and each of its directors. The Schwartz Complaint purports to be brought individually and on behalf of a purported class of all public stockholders of NCI. The Schwartz Complaint alleges that NCI and the members of the NCI Board violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the Transactions. The Schwartz Complaint also alleges that the members of the NCI Board violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Schwartz Complaint seeks, among other things, an injunction against the consummation of the proposed Transactions, an award of damages and an award of costs and disbursements for the actions, including reasonable attorneys’ and experts’ fees. The defendants believe that the allegations in the Schwartz Complaint lack merit and intend to vigorously defend against the lawsuit.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaint for the Schwartz Complaint, a copy of which is attached hereto as Exhibit (a)(5)(E) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Item 9. Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(E)	Class Action Complaint filed by Elliot Schwartz in the United States District Court for the Eastern District of Virginia on July 19, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2017	NCI, Inc.

	By:	/s/ Lucas J. Narel
	Name:	Lucas J. Narel
	Title:	Executive Vice President, Chief Financial Officer, and Treasurer